Exhibit (a)(10)

Dear Associate:

If you are a beneficial owner of shares of United Retail Group, Inc. (“URGI stock”), you should have received at home by now one or more packages explaining how to tender your shares of URGI stock if you choose to do so.

If you hold URGI stock in the 401K plan, you received a pink Tender Offer Instruction Form. If you choose to tender the URGI stock in your 401K plan, please complete the pink Tender Offer Instruction Form and return it in the envelope provided and addressed to Continental Stock Transfer & Trust Company. You also received a blue Letter of Transmittal but only need to complete and send the pink Tender Offer Instruction Form.

If you hold URGI stock through the Associate Stock Purchase Plan (ASPP), you received a green Tender Offer Instruction Form. If you choose to tender the URGI stock in your ASPP account, please complete the green Tender Offer Instruction Form and return it in the envelope provided and addressed to Computershare Trust N.A.  You also received a blue Letter of Transmittal but only need to complete and send the green Tender Offer Instruction Form.

If you hold URGI stock directly as a registered stockholder and have the stock certificates in your possession, you received a blue Letter of Transmittal. If you choose to tender your shares, you should complete and return the blue Letter of Transmittal, along with your share certificate(s), in the envelope provided and addressed to Continental Stock Transfer & Trust Company (registered mail is recommended).

If you hold URGI stock directly and choose to tender your shares but have lost or misplaced your share certificate(s), the phone number in the blue Letter of Transmittal is not in service, so you will need to call (212) 509-4000 and select option "6" instead to speak with a representative and obtain the forms necessary to arrange for the issuance of a replacement certificate.

If you hold URGI stock through a stock broker, you received a yellow Tender Offer Instruction Form.  If you choose to tender the URGI stock in your brokerage account, please complete the yellow Tender Offer Instruction Form and mail it back to your stock broker.  You also received a blue Letter of Transmittal but only need to complete and send the yellow Tender Offer Instruction Form.

Thank you.

Patti Ippoliti, Ph.D.
Senior Vice President, Human Resources

United Retail Incorporated
365 West Passaic Street
Rochelle Park, NJ 07662
Office: (201) 909-2135
Fax: (201) 909-3872

Important Information

This memorandum is neither an offer to purchase nor a solicitation of an offer to sell shares of United Retail Group, Inc. (“Company”).  On September 25, 2007, a wholly owned subsidiary of Redcats USA, Inc. (“Redcats”) filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

Stockholders of the Company may download a free copy of these documents and other documents filed by the Company or Redcats with the Securities and Exchange Commission (the "SEC") from the website maintained by the SEC at www.sec.gov.

In addition, stockholders were sent copies of the Schedule TO and the Schedule 14D-9 in the mail and also may obtain a free hard copy of these documents by making a request to the Company at 365 West Passaic Street, Rochelle Park, New Jersey 07662, attention: Investor Relations (extension 2110).